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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	THE FIRST QUARTER 2003 FINANCIAL RESULTS

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☒

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Press Release dated April 24, 2003 (13/03); Financial Highlights

2.
Supplemental Disclosure for the first quarter ended March 31, 2003

3.
Management's Discussion and Analysis of Financial Condition and Results of Operations

4.
Consolidated Financial Statements

5.
Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

April 24, 2003	13/03
For immediate release	Page 1 of 5

QUEBECOR WORLD ANNOUNCES FIRST QUARTER RESULTS

Montréal, Canada — Quebecor World Inc. (NYSE, TSX: IQW) today announced that for the first quarter 2003, net income was $25 million or $0.12 per diluted share. This compares with $46 million or $0.28 per diluted share in the same quarter last year. This is in line with the Company's previously released first quarter outlook.

Consolidated revenues for the quarter increased $72 million or 5 per cent to $1.5 billion. This was primarily the result of currency translation and the acquisition of the European printing assets of Hachette Filipacchi Medias. Operating margin was 5.1 per cent compared to 7.3 per cent in the same quarter last year. This reflects continuing negative price pressures, higher energy prices, the negative impact of Quebecor World's under-performing French operations and lower margins in Scandinavia and Spain.

"These results reflect the challenging market conditions in the print industry as a result of continued over capacity and the global economic weakness," said Jean Neveu, President and CEO of Quebecor World. "We are addressing the critical area of reducing costs at all levels and across our entire platform. We expect the benefits of these measures to improve our operating margins going forward. As we stated earlier in our first quarter outlook, we do not expect these results to be indicative of our performance in subsequent quarters."

In North America revenues increased $27 million to $1.23 billion and operating income was $83 million compared to $108 million in the first quarter of 2002. Most of the revenue increase occurred in the Retail Group with other business units reporting revenues that were flat or slightly below the same period last year. A more competitive pricing environment had a negative impact on operating income and margins. This is compounded by the underperformance of the book group. It is currently experiencing lower margins as publishers reduce the size and length of their press runs.

For immediate release	Page 2 of 5

In Europe revenues for the quarter increased to $258 million from $212 million, mostly as a result of the Hachette acquisition completed last March. Lower prices and margins in certain parts of our European operations had a negative impact on our overall results. Workforce reductions announced at the end of the fourth quarter 2002 are beginning to be implemented across our French platform and we expect this to have a positive impact on margins in subsequent quarters.

In Latin America we experienced a reduction in revenue and operating income. Margins were also affected by pricing pressures and currency translation. The regional economy continues to be weak, especially in Brazil, where we experienced a reduction in directory volume at our Recife facility. Some of our major customers have reduced their volumes as a result of the current economy. To counter this we are extending our customer base and increasing our focus on export markets in the United States and Europe.

In an accompanying press release today, Quebecor World announced a Substantial Issuer Bid to purchase and cancel up to 10,000,000 of its Subordinate Voting Shares.

"In recent weeks Quebecor World's stock price has experienced a substantial decrease to the point where we believe it is significantly undervalued," said Jean Neveu, President and CEO Quebecor World. "With no major mandatory debt repayment until 2006 we believe this share repurchase is an appropriate use of our cash flow and will enhance shareholder value."

The Board of Directors declared a dividend of $0.13 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3845 per share on Series 3 Preferred Shares, CDN$0.4219 per share on Series 4 Preferred Shares and CDN$0.43125 on Series 5 Preferred Shares. The dividends are payable on June 2, 2003 to shareholders of record at the close of business May 16, 2003.

Quebecor World Inc. also announced today that it has filed its quarterly report for the quarter ended March 31, 2003 with the Securities and Exchange Commission. The report contains certifications from Jean Neveu, President and Chief Executive Officer and Claude Hélie, Executive Vice President and Chief Financial Officer, that the periodic report fully complies with the Securities Exchange Act of 1934 and that the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company. These certifications are in accordance with the requirements of the Sarbanes-Oxley Act.

For immediate release	Page 3 of 5

Financial statements are available on the Company's website and through the SEDAR and SEC filings.

Sedar web address: www.sedar.com
SEC web address: www.sec.gov

Quebecor World To Webcast Investor Conference Call on April 24, 2003

Quebecor World Inc. will broadcast its First Quarter conference call live over the Internet on April 24, 2003 at 4:00 PM (EDT).

The conference call, which will last approximately one hour, will be webcast live and can be accessed on the Quebecor World web site:

http://www.quebecorworld.com/en/investors/webcasts/Q103

Prior to the call please ensure that you have the appropriate software. The Quebecor World web address listed above has instructions and a direct link to download the necessary software, free of charge.

Anyone unable to attend this conference call may listen to the replay tape by phoning (416) 695-5800 or (800) 408-3053 passcode 1407329, available from April 24, 2003 to May 2, 2003.

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results.

Those risks include, among others, changes in customers' demand for the Company's products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by the Company's competitors, and general changes in economic conditions.

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 39,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

For immediate release	Page 4 of 5

Web address: www.quebecorworld.com

For further information, please contact:

Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Corporate Finance and	Quebecor World Inc.
Investor Relations	(514) 877-5317
Quebecor World Inc.	(800) 567-7070
(514) 877-5118
(800) 567-7070

QUEBECOR WORLD INC.

FINANCIAL HIGHLIGHTS

Periods ended March 31
(In millions of US dollars, except per share amounts)
(Unaudited)

	Three months
	2003	2002	Change
Consolidated Results
Revenues	$1,531.3	$1,459.2	5%
Operating income before depreciation and amortization	165.2	189.7	(13)%
Operating income	77.8	106.8	(27)%
Net income	24.5	46.0	(47)%
Cash used by operating activities	(172.1)	(27.0)
Free cash flow from operations*	(250.1)	(80.1)
Operating margin before depreciation and amortization	10.8%	13.0%
Operating margin	5.1%	7.3%

Segmented Information
Revenues
North America	$1,227.8	$1,201.0	2%
Europe	258.4	211.8	22%
Latin America	44.7	46.7	(4)%
Operating income
North America	$83.5	$107.5	(22)%
Europe	(0.2)	5.3	(104)%
Latin America	(1.9)	2.3	(183)%
Operating margins
North America	6.8%	9.0%
Europe	(0.1)%	2.5%
Latin America	(4.2)%	4.9%

Financial Position
Working capital	$82.3	$(127.1)
Total assets	6,288.9	6,263.7
Long-term debt (including convertible notes)	2,089.5	2,210.8
Shareholders' equity	2,730.1	2,456.1
Debt-to-capitalization	43:57	47:53

Per Share Data
Earnings
Basic	$0.12	$0.28	(57)%
Diluted	$0.12	$0.28	(57)%
Dividends on equity shares	$0.13	$0.12	8%
Book value	$16.09	$14.25	13%

* Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

Supplemental Disclosure

As furnished to the Securities and Exchange Commission on April 24, 2003

For the First Quarter
Ended March 31, 2003

For Public Release on April 24, 2003

http://www.quebecorworldinc.com/data/investor/126/sections/Q103-Supp_Disclosure.pdf

Quebecor World Inc.
First Quarter 2003
Supplemental Disclosure

        Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors and general changes in economic conditions.

1.    HIGHLIGHTS

  First Quarter Ended March 31, 2003

  For the first quarter ended March 31, 2003, revenues were $1,531 million, 5% higher than 2002.

  Operating income decreased 27% to $78 million, compared with $107 million for the corresponding period last year. The operating income margin for the quarter decreased from 7.3% in 2002 to 5.1% in 2003.

  Net income amounted to $25 million, compared with $46 million last year.

  For the first quarter ended March 31, 2003, diluted earnings per share amounted to $0.12, compared with $0.28 in 2002.

  For the first quarter ended March 31, 2003, free cash flow was ($250) million, compared with ($80) million in 2002.

	Selected Consolidated Financial Information For the First Quarter Ended March 31
(in millions of US dollars except margins and per share data)
	2003	2002
Revenues	$1,531	$1,459
Operating income before depreciation and amortization (EBITDA)	165	190
Operating income	78	107
Net income	25	46
Diluted earnings per share	$0.12	$0.28
EBITDA margin	10.8%	13.0%
Operating margin	5.1%	7.3%

  Impact of Currency Translation and Other Factors
  (in millions of US dollars)

IMPACT ON:		First Quarter
	Foreign Currency Impact	40.8

Revenues	Business Acquisitions	23.7

	TOTAL	$64.5

	Foreign Currency Impact	0.1

Operating Income	Business Acquisitions	(0.2)

	TOTAL	$(0.1)

  Restructuring Initiatives Status as at March 31, 2003

  (in millions of US dollars)

	Cash Costs
	Restructuring Charges	Other Special Charges	Total
Balance as at December 31, 2002	50.0	1.2	51.2
Utilized	(12.0)	(0.4)	(12.4)
Foreign Currency Changes	0.7	—	0.7

Balance as at March 31, 2003	38.7	0.8	39.5

2.    RECENT DEVELOPMENTS

  Quebecor World Awarded Multi-Year Agreement from Condé Nast's Teen Vogue

  Quebecor World has entered into a multi-year agreement with Condé Nast Publications to print its new magazine, Teen Vogue. This Euro-sized title (6 3/4" by 9 1/8") was launched with the February/March issue and has an initial circulation rate base of 450,000. It will be published six times in 2003.

  Quebecor World Ranked North America's Largest Printer by Printing Impressions

  For the fourth consecutive year, Quebecor World has been ranked as the largest commercial printer in the United States and Canada by Printing Impressions. In its 19th annual ranking, the magazine also identified Quebecor World as the market leader in the catalog, publication, book and direct mail market segments. Printing Impressions bases its ranking upon annual sales as reported by each company.

3.    CORPORATE GOVERNANCE & ORGANIZATIONAL ANNOUNCEMENTS

  As a result of the Company's extensive review of its current practices, the Board of Directors announced that it has approved and adopted various new or revised corporate governance practices. These new and revised practices were adopted in order to best comply with the proposed TSX Disclosure and Continued Listing Standards, the Sarbanes-Oxley Act and other U.S. securities legislation to which the Company is subjected.

  Key organizational announcements made during the First Quarter of 2003 are discussed below:

  At the Annual Meeting of Shareholders held on April 2nd, 2003, Richard C. Holbrooke, Derek H. Burney, O.C. and A. Charles Baillie were elected members of the Board of Directors of Quebecor World.

  Jean Neveu replaced Michel Desbiens, who resigned for personal reasons, as Quebecor World's President and Chief Executive Officer on an interim basis. Jean Neveu has a long and successful career with the Company having served as President and CEO from 1989 to 1997 and as Chairman of the Board from 1989 to 2002.

  Claude Hélie was appointed Executive Vice President and Chief Financial Officer.

  David Boles was appointed Chief Operating Officer, Quebecor World North America. David Boles is responsible for all of Quebecor World's operations in North America. He reports to Jean Neveu, President and CEO of Quebecor World.

4.    SEGMENTED RESULTS OF OPERATIONS

North America

	Selected Performance Indicators For the First Quarter Ended March 31
(in millions of US dollars except margins)
	2003	2002
Revenues	$1,228	$1,201
EBITDA	153	174
Operating income	83	108
EBITDA margin	12.5%	14.5%
Operating margin	6.8%	9.0%

Europe

	Selected Performance Indicators For the First Quarter Ended March 31
(in millions of US dollars except margins)
	2003	2002
Revenues	$258	$212
EBITDA	15	18
Operating income	—	5
EBITDA margin	5.6%	8.5%
Operating margin	—	2.5%

Latin America

	Selected Performance Indicators For the First Quarter Ended March 31
(in millions of US dollars except margins)
	2003	2002
Revenues	$45	$47
EBITDA	0.7	5.2
Operating income	(1.9)	2.3
EBITDA margin	1.7%	11.1%
Operating margin	(4.2)%	4.9%

5.    BREAKDOWN OF REVENUES — BY PRODUCT GROUPS

	Breakdown of Revenues For the First Quarter Ended March 31
(in millions of US dollars)
	2003	2002
North America
Retail	$275	$256
Magazine & Catalog	367	373
Book	116	125
Directory	110	109
Commercial & Direct	212	216
Other Domestic Revenues	148	122

North-America	1,228	1,201
Europe	258	212
Latin America	45	47

Quebecor World Inc.	$1,531	$1,459

6.    FINANCIAL CONDITION

(in millions of US dollars except financial ratios)	March 31, 2003	March 31, 2002
Non-cash working capital	$94	$(81)
in % of revenues (12 months trailing)	1.5%	(1.3)%
Net fixed assets	2,614	2,663
Total assets	6,289	6,264
Shareholders' equity	2,730	2,456
Long-term debt (including current portion)	1,974	2,097
Convertible debentures (including current portion)	115	114
Debt to equity ratio	43:57	47:53
EBITDA coverage ratio[1]	5.1	4.6
EBIT coverage ratio[1]	3.1	2.9

  1 Before restructuring and other charges

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Overview

        Quebecor World is the largest commercial print media services company in the world. We are the market-leader in most of our product categories and geographies. This market-leading position has been built through a combination of successfully integrated acquisitions, investment in key strategic technologies and a commitment to building long-term partnerships with the world's leading print media customers.

        We have facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Belgium, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

Quarter in Review

        The first quarter of 2003 has seen continuing weakness in demand and decreased prices in the print market. Significant unsold capacity in the print industry is causing price pressures in all our business segments. The cost base has also been affected by increases in energy prices and employee benefits in North America and Europe. Also, our French operations continue to under perform, however, we are in the early stages of our 2002 restructuring initiatives.

        Revenues for the quarter were $1,531.3 million, $72.1 million higher than the same period in 2002. This increase was mostly due to the Company's purchase of the printing assets of Hachette Filipacchi Medias and the positive impact of currency movements. Despite higher volumes, the revenue base has remained stable as a result of significant price pressures. In reaction to this, Quebecor World continues to keep its focus on cost reduction.

        In North America, advertising continues to be adversely affected by fragile economic conditions and geopolitical uncertainties. Printed advertising pages as reported by the U.S. Publisher's Information Bureau reflects that there is still no clear demonstration of a sustainable recovery in the market. Major price concessions mainly in our Retail, Magazine and Catalog Groups, as well as a shift in the product mix in our Book Group have eroded margins. Increased energy and pension costs also contributed to lower margins partially offsetting wage cost reductions.

        In Europe, revenues increased by more than 20%. This increase is essentially due to the impact of the Hachette acquisition and currency movements. Our European operations excluding France experienced price pressures resulting in lower margins mainly in our Scandinavian operations and in the book sector in Spain. The Company's French operations continue to suffer from declining markets, operating inefficiencies, and high-cost structures.

European Financial Highlights

($ millions)

	Three Months ended March 31
	2003	2002	2001
Europe excluding France
Revenues	$143.5	$114.1	$121.0
Operating income	$6.1	$9.3	$10.0
Operating margin	4.3%	8.1%	8.3%
France
Revenues	$114.9	$97.7	$106.1
Operating income	$(6.3)	$(4.0)	$2.8
Operating margin	(5.5)%	(4.1)%	2.6%
Europe
Revenues	$258.4	$211.8	$227.1
Operating income	$(0.2)	$5.3	$12.8
Operating margin	(0.1)%	2.5%	5.6%

Figure 1

        Our Latin America business experienced decreases in revenues and operating income. Margins have been eroded by price pressures. This was partially offset by increased volume except in our Recife, Brazil facility which experienced decreased volumes.

        Financial expenses remained unchanged at $45.5 million, in spite of a reduction in total indebtedness and stable interest rates, mainly due to the net impact of the currency mix in our debt portfolio.

        The effective tax rate for the quarter ended March 31, 2003 was 22.9%, compared with 24.0% for the three-month period of 2002. The improvement this quarter was mostly due to lower taxable income in jurisdictions with higher tax rates.

        Net income for the first quarter was $24.5 million, 47% lower than 2002. Diluted earnings per share for the first quarter was $0.12, compared to $0.28 last year.

Restructuring Initiatives

        The restructuring initiatives announced in 2002 progressed as expected. In the first quarter of 2003, approximately 350 employee positions have been eliminated and the Company utilized $12.4 million relating to workforce reduction costs: $6.2 million for North America, $2.0 million for France, and $4.2 million for other restructuring charges. These cash costs do not reflect the progress of the restructuring due to trailing severance payments, future lease payments and other delayed exit costs.

Restructuring Initiatives — Cash Costs

($ millions)

	Restructuring Charges	Other Special Charges	Total
Balance as at Dec. 31, 2002	$50.0	$1.2	$51.2
Utilized	(12.0)	(0.4)	(12.4)
Foreign currency changes	0.7	—	0.7

Balance as at March 31, 2003	$38.7	$0.8	$39.5

Figure 2

        Management expects that the planned restructuring will be substantially completed in the second half of 2003.

Liquidity, Capital Resources and Financial Position

        As shown in figure 3, free cash flow for the first quarter of 2003 amounted to an outflow of $250.1 million, compared to an outflow of $80.1 million for the same quarter last year. Working Capital was $82.3 million as at March 31, 2003, compared to $(127.1) million as at March 31, 2002. This increase of $209.4 million was largely due to lower levels of trade payables, in an effort to increase benefits from supplier discounts, and the utilization of the restructuring reserve.

Free Cash Flow (Outflow)

($ millions)

	March 31, 2003	March 31, 2002
Cash used by operating activities	$(172.1)	$(27.0)
Dividends on preferred shares	(4.6)	(7.1)
Additions to property, plant and equipment	(74.1)	(46.5)
Net proceeds from disposal of other assets	0.7	0.5

Cash outflow from operations	$(250.1)	$(80.1)

Figure 3

        On April 24, 2003, the Company announced an offer to purchase up to 10,000,000 of its Subordinate Voting Shares, through a Substantial Issuer Bid process. The offer represents 10.6% of the public float as of April 23, 2003, and will expire at midnight (Montreal time) on the evening of June 2, 2003. The Shares repurchased under the offer will be cancelled. The issuer bid will be funded from cash on hand and availability under bank credit facilities.

        As at March 31, 2003, our debt level was at $2,089.6 million, a $121.3 million decrease compared to the end of March 2002. Including accounts receivable securitization, total debt would be $2,672.3 million, $95.9 million lower than last year (see figure 4). The debt to capitalization ratio also improved to 43:57 compared to 47:53 in March 2002. The same ratio was 40:60 as at December 31, 2002.

Total Debt and Accounts Receivable Securitization

($ millions)

	March 31, 2003	March 31, 2002
Bank indebtedness	$0.1	$0.1
Current portion of long-term debt and convertible notes	18.3	50.2
Long-term debt	1,955.8	2,046.9
Convertible notes	115.4	113.7

Total debt	$2,089.6	$2,210.9
Accounts receivable securitization	582.7	557.3

Total debt and accounts receivable securitization	$2,672.3	$2,768.2

Figure 4

        As shown in figure 5, average annual cash obligations over the next three years represent approximately 10% of the 2002 operating income before depreciation and amortization.

Contractual Cash Obligations

($ millions)

	Remaining of 2003	2004	2005	2006	2007	2008 and thereafter
Long-term debt and convertible notes	2	7	—	250	685	1,073
Capital leases	14	19	11	8	6	16
Operating leases	66	75	67	55	42	80

Total contractual cash obligations	82	101	78	313	733	1,169

Figure 5

        The minimum legal requirement for pension contributions is expected to be $23 million in 2003. The Company is currently evaluating voluntary contributions in excess of the minimum legal requirement. In 2002, the Company made over $20 million in excess voluntary contributions.

        We invested $74.1 million in capital projects during the first quarter of 2003 compared to $46.5 million for the same period last year. These capital expenditures were mainly focused on implementing the various restructuring initiatives together with customer-driven projects that will improve service and our cost position. Key expenditures included: expansion and improvements of our North American Magazine and Catalog platform with gravure presses in our Augusta and Franklin plants, and a 48-page short cut-off offset press in Chicago. In the Retail platform, we completed the initial phase of the expansion of the Riverside, California, facility during the quarter. In Europe, major projects include a new 48-page commercial press in our Spanish platform and a new 16-page press in Sweden which will allow the Company to retire two older presses.

        We believe that our liquidity, capital resources, and cash flow from operations are sufficient to fund planned capital expenditures, working capital requirements, interest and principal payments for the foreseeable future.

Risks and Uncertainties

        In the normal course of business, we are exposed to changes in interest rates and foreign exchange rates. However, we manage the interest rate exposure by having a balanced schedule of debt maturities as well as a combination of fixed and variable rate obligations. In addition, we have entered into interest-rate swap agreements to manage this exposure.

        We have also entered into foreign exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for foreign denominated sales and to manage our foreign exchange exposure on our net investments.

        While the counterparties of these agreements expose us to credit loss in the event of non-performance, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties.We do not hold or issue any derivative financial instruments for trading purposes.

        Concentrations of credit risk with respect to trade receivables are limited due to our diverse operations and large customer base. As at March 31, 2003, we had no significant concentrations of credit risk.

Accounting Policies

        The Consolidated Financial Statements have been prepared using the same accounting policies described in the Company's latest Annual Report with the exception of the following item.

        In February 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 14, Disclosure of Guarantees (AcG-14), which clarifies disclosure requirements for certain garantees. The Company adopted the new recommendations effective January 1, 2003. The impact of that change is presented in note 2 of the quarterly consolidated financial statements.

Seasonality

        The operations of our business are seasonal, with approximately two-thirds of historical operating income recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

Forward Looking Statements

        Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors and general changes in economic conditions.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Periods ended March 31
(In millions of US dollars, except for earnings per share amounts)
(Unaudited)

	Notes	2003	2002
Revenues		$1,531.3	$1,459.2
Operating expenses:
Cost of sales		1,235.7	1,140.1
Selling, general and administrative		130.4	129.4
Depreciation and amortization		87.4	82.9

		1,453.5	1,352.4

Operating income		77.8	106.8
Financial expenses		45.5	45.5

Income before income taxes		32.3	61.3
Income taxes		7.4	14.7

Income before minority interest		24.9	46.6
Minority interest		0.4	0.6

Net income		$24.5	$46.0
Net income available to holders of preferred shares		8.2	7.1

Net income available to holders of equity shares		$16.3	$38.9

Earnings per share	7
Basic		$0.12	$0.28
Diluted		$0.12	$0.28

Average number of equity shares outstanding (in millions)	7
Basic		141.3	140.2
Diluted		141.4	140.8

Retained earnings:
Balance, beginning of period		$901.9	$721.8
Net income		24.5	46.0
Shares repurchased		—	(1.4)
Dividends:
Equity shares		(18.4)	(16.8)
Preferred shares		(8.1)	(7.1)

Balance, end of period		$899.9	$742.5

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ended March 31
(In millions of US dollars)
(Unaudited)

	Notes	2003	2002
Operating activities:
Net income		$24.5	$46.0
Non-cash items in net income:
Depreciation of property, plant and equipment		81.0	77.3
Future income taxes		4.6	12.3
Amortization of deferred charges		6.4	5.6
Other		1.9	2.1
Changes in non-cash balances related to operations:
Trade receivables		(33.3)	(138.4)
Inventories		14.2	(10.5)
Trade payables and accrued liabilities		(232.5)	—
Other current assets and liabilities		(18.1)	(10.5)
Other non-current assets and liabilities		(20.8)	(10.9)

Cash used by operating activities		(172.1)	(27.0)
Financing activities:
Net change in bank indebtedness		(0.1)	—
Net proceeds from issuance of equity shares		3.7	6.0
Repurchases of shares for cancellation		—	(3.5)
Net issuance of long-term debt		272.4	13.7
Dividends on equity shares		(18.4)	(16.8)
Dividends on preferred shares		(4.6)	(7.1)
Dividends to minority shareholders		(0.3)	—

Cash provided (used) from financing activities		252.7	(7.7)
Investing activities:
Business acquisitions, net of cash and cash equivalents	3	(3.1)	3.9
Additions to property, plant and equipment		(74.1)	(46.5)
Net proceeds from disposal of other assets		0.7	0.5

Cash used by investing activities		(76.5)	(42.1)
Effect of exchange rate changes on cash and cash equivalents		(0.3)	(4.8)

Net increase (decrease) in cash and cash equivalents		3.8	(81.6)
Cash and cash equivalents, beginning of period		2.7	85.5

Cash and cash equivalents, end of period		$6.5	$3.9

Supplemental cash flow information:
Interest paid		$58.1	$60.7
Income taxes paid		29.6	11.8

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(In millions of US dollars)

		March 31 (Unaudited)	December 31 (Audited)	March 31 (Unaudited)
	Notes	2003	2002	2002
Assets
Current assets:
Cash and cash equivalents		$6.5	$2.7	$3.9
Trade receivables		507.0	466.9	509.1
Receivables from related parties		10.2	13.6	0.5
Inventories		399.7	409.4	387.8
Income taxes receivable		37.0	21.7	24.9
Future income taxes		27.8	27.8	58.0
Prepaid expenses		26.5	25.2	23.1

Total current assets		1,014.7	967.3	1,007.3
Property, plant and equipment, net		2,614.4	2,610.6	2,662.8
Goodwill	5	2,528.9	2,514.3	2,462.9
Other assets		130.9	113.3	130.7

Total assets		$6,288.9	$6,205.5	$6,263.7

Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness		$0.1	$0.3	$0.1
Trade payables		410.8	581.2	520.4
Accrued liabilities		435.1	485.8	516.8
Income and other taxes payable		68.1	70.8	46.9
Current portion of long-term debt and convertible notes		18.3	38.5	50.2

Total current liabilities		932.4	1,176.6	1,134.4
Long-term debt		1,955.8	1,668.6	2,046.9
Other liabilities		233.5	228.9	243.5
Future income taxes		300.8	291.7	254.7
Convertible notes		115.4	115.0	113.7
Minority interest		20.9	20.9	14.4
Shareholders' equity:
Capital stock		1,817.6	1,813.9	1,797.2
Additional paid-in capital		103.6	103.6	104.6
Retained earnings		899.9	901.9	742.5
Translation adjustment		(91.0)	(115.6)	(188.2)

		2,730.1	2,703.8	2,456.1

Total liabilities and shareholders' equity		$6,288.9	$6,205.5	$6,263.7

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Periods ended March 31, 2003 and 2002
(Tabular amounts are expressed in millions of US dollars, except for earnings per share amounts)
(Unaudited)

1.    BASIS OF PRESENTATION

  The Consolidated Financial Statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These Consolidated Financial Statements have been prepared in conformity with Canadian generally accepted accounting principles. The same accounting policies as described in the Company's latest Annual Report have been used, with the exception of the new accounting changes described in note 2. However, these Consolidated Financial Statements do not include all disclosures required under Canadian generally accepted accounting principles and accordingly should be read in conjunction with the Consolidated Financial Statements and the notes thereto included in the Company's latest Annual Report. The results of operations for the interim periods should not be considered indicative of full year results due to the seasonality of the Company's business.

2.    NEW ACCOUNTING STANDARDS

  Guarantees

  In February 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 14, Disclosure of Guarantees (AcG-14), which clarifies disclosure requirements for certain guarantees. The Company adopted the new recommendations effective January 1, 2003.

  In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG-14 definition of a guarantee. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying that is related to an asset, a liability or an equity of the guaranteed party or (ii) failure of another party to perform under an obligating agreement.

  Significant guarantees the Company has provided to third parties include the following:

    Operating leases

    The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2003 and 2007, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the residual value garanteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $163.4 million. As at March 31, 2003, the Company has recorded a liability of $23.7 million associated with these guarantees.

    Sub-lease agreements

    The Company has, for some of its assets under operating leases, entered into sub-lease agreements with expiry dates between 2003 and 2006. If the sub-lessee defaults under the agreement, the Company must, under certain conditions, compensate the lessor for the default. The maximum exposure in respect of these guarantees is $3.6 million. As at March 31, 2003, the Company has not recorded a liability associated with these guarantees, since it is not probable that the sub-lessee will default under the agreement. Recourse against the sub-lessee is also available, up to the total amount due.

    Business and real estate dispositions

    In the sale of all or a part of a business or real estate, in addition to possible indemnification relating to failure to perform covenants and breach of representations and warranties, the Company may agree to indemnify against claims from its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability that could be required to pay to guaranteed parties. The Company has not accrued an amount in the Consolidated balance sheet in respect to this item.

    Director/Officer indemnification

    Under its by-laws, the Company indemnifies its directors/officers, former directors/officers and individuals who have acted at the Company's request to be a director/officer of an entity in which the Company is a shareholder or creditor, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit, or any judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay to the guaranteed party. The Company has purchased directors' and officers' liability insurance. No amount has been accrued in the consolidated balance sheet with respect to these indemnifications.

3.    BUSINESS ACQUISITIONS

  During the first quarter of 2003, the Company completed the purchase price allocation and adjusted the assets and liabilities acquired of European Graphic Group S.A. The effect of these adjustments did not have any material impact on the consolidated financial statements.

  During the quarter, the Company also acquired minority interests in Spain, Europe for a cash consideration of $3.1 million, of which $2.2 million has been recorded in Goodwill.

4.    RESTRUCTURING AND OTHER CHARGES

  As at January 1, 2003, the balance of the restructuring reserve was $51.2 million; this related mostly to workforce reduction across the platform. The Company utilized $11.7 million (net of foreign currency changes) of the restructuring and other charges reserve during the period ended March 31, 2003.

5.    GOODWILL

  The changes in the carrying amount of goodwill for the three-month period ended March 31, 2003 are as follows:

	North America	Europe	Latin America	Total
Balance as at January 1, 2003	$2,182.3	$324.8	$7.2	$2,514.3
Goodwill acquired during the period	—	2.2	—	2.2
Foreign currency changes	2.2	9.5	0.7	12.4

Balance as at March 31, 2003	$2,184.5	$336.5	$7.9	$2,528.9

6.    STOCK BASED COMPENSATION

  Had compensation cost been determined using the fair value based method at the date of grant for awards granted since January 2002 under all stock based compensation plans, the Company's pro forma net income, earnings per share and diluted earnings per share would have been as presented in the table below.

March 31, 2003
Pro forma net income	$23.8
Pro forma earnings per share:
Basic	$0.11
Diluted	$0.11

  The pro forma disclosure omits the effect of awards granted before January 1, 2002. These pro forma amounts include a compensation cost calculated using the Black-Scholes option pricing model with the following assumptions.

March 31, 2003
Weighted-average grant date fair value of options	$6.41
Risk-free interest rate	4.61% - 4.68%
Dividend yield	2%
Expected volatility	26%
Expected life	7 years

7.    EARNINGS PER SHARE

  The following table sets forth the computation of basic and diluted earnings per share:

	Three months
	2003	2002
Net income available to holders of equity shares	$16.3	$38.9

(In millions)
Weighted average number of equity shares outstanding	141.3	140.2
Effect of dilutive stock options	0.1	0.6

Weighted average number of diluted equity shares outstanding	141.4	140.8

Earnings per share:
Basic	$0.12	$0.28
Diluted	$0.12	$0.28

  Diluted earnings per share does not include the effects of the convertible notes as the effect of their inclusion is anti-dilutive.

8.    SEGMENT DISCLOSURE

  The Company operates in the printing industry. Its business groups are located in three main segments: North America, Europe and Latin America. The Company assesses the performance of each segment based on operating income. These segments are managed separately since they all require specific market strategies. Summarization of the segmented information is as follows:

	North America	Europe	Latin America	Other	Inter- Segment	Total
Three months ended March 31,
2003
Revenues	$1,227.8	$258.4	$44.7	$—	$0.4	$1,531.3
Operating income	83.5	(0.2)	(1.9)	(3.6)	—	77.8
2002
Revenues	$1,201.0	$211.8	$46.7	$—	$(0.3)	$1,459.2
Operating income	107.5	5.3	2.3	(8.3)	—	106.8

9.    SUBSEQUENT EVENT

  On April 24, 2003, the Company announced a Substantial Issuer Bid to repurchase up to 10 million Subordinate Voting Shares which will expire at midnight (Montreal time) on the evening of June 2, 2003.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Report of Quebecor World Inc. (the "Company") on Form 6-K for April 2003, which contains the Company's non audited consolidated financial statements as at March 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jean Neveu, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

  (1)
  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (2)
  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

        A signed original of this written statement requirement by § 906 has been provided to Quebecor World Inc. and will be retained by Quebecor World Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ Jean Neveu Jean Neveu President and Chief Executive Officer
Dated: April 24, 2003

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Report of Quebecor World Inc. (the "Company") on Form 6-K for April 2003, which contains the Company's non audited consolidated financial statements as at March 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Claude Hélie, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

  (1)
  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (2)
  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

        A signed original of this written statement requirement by § 906 has been provided to Quebecor World Inc. and will be retained by Quebecor World Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ Claude Hélie Claude Hélie Executive Vice President and Chief Financial Officer
Dated: April 24, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A signed original of this written statement requirement by Section 906 has been provided to Quebecor World Inc. and will be retained by Quebecor World Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

QUEBECOR WORLD INC.
By:	/s/ Raynald Lecavalier
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary
Date:	April 24, 2003

QuickLinks

QUEBECOR WORLD INC. Filed in this Form 6-K
QUEBECOR WORLD ANNOUNCES FIRST QUARTER RESULTS
QUEBECOR WORLD INC. FINANCIAL HIGHLIGHTS
Quebecor World Inc. First Quarter 2003 Supplemental Disclosure
Management's Discussion and Analysis of Financial Condition and Results of Operations
European Financial Highlights ($ millions)
Restructuring Initiatives — Cash Costs ($ millions)
Free Cash Flow (Outflow) ($ millions)
Total Debt and Accounts Receivable Securitization ($ millions)
Contractual Cash Obligations ($ millions)
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED BALANCE SHEETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
SIGNATURES